UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this report is management’s discussion and analysis of financial condition and results of operation of OFA Group (the “Company”), regarding the Company’s unaudited condensed consolidated financial results for the six months ended September 30, 2025.

Attached as Exhibit 99.2 to this report is the Company’s unaudited condensed consolidated financial statements.

On May 23, 2025, Office for Fine Architecture Limited, the Company’s subsidiary, entered into a Co-Development Agreement (the “Agreement”) with Alan to AI Consultancy Co. Limited (the “Contractor”) for the co-development of the OFA TransBIM system. Pursuant to the Agreement, the Contractor will develop an AI software designed for architecture design and automated generation of structural and MEP (mechanical, electrical, and plumbing) construction drawings, and the Company agreed to pay the Contractor a total of $14,993,500, payable in four instalments upon the delivery of each project phase. Pursuant to the Agreement, while the intellectual property (IP) rights in the core TransBIM system remains with the Contractor, the Company shall have a perpetual, irrevocable, worldwide, royalty-free license to use, modify, and distribute the software. The Company will hold exclusive rights for the use, management, and operation of the system in North America and Hong Kong for five years from final completion, after which the license becomes non-exclusive globally. Furthermore, the Company has an option, exercisable within three years of final completion, to either purchase the IP rights for the North American and Hong Kong version of the system or acquire equity in the Contractor (the “Option”). The specific price for the Option shall be based on a fair valuation determined by an independent third party mutually agreed upon by the parties. All development fees paid by the Company will be converted towards the acquisition cost if this Option is exercised. The Company has no plans to exercise the Option as of the date of this report. The Agreement contains customary representations and warranties made by the Contractor, including that the services and deliverables shall be free from defects in design, meet all applicable legal requirements, not infringe or encroach any third party’s personal, contractual or proprietary rights and be free and clear of all third party liens. The Agreement shall remain in effect until 30 days following the date that the Company gives the Contractor written notice of termination, on in the event of a material breach of the Agreement by either party and not cured within 10 days of the receipt of written notice thereof, be immediately terminated by the non-breaching party. As of the date of this Report, the Company has paid the Contractor $11,994,800 pursuant to the terms of the Agreement.

The foregoing description of the Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operation
99.2	Unaudited Condensed Consolidated Financial Statements
99.3	Co-Development Agreement, dated May 23, 2025, by and between Office for Fine Architecture Limited and Alan to AI Consultancy Co. Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OFA Group

Date:	February 25, 2026	By:	/s/ Li Hsien Wong
		Name:	Li Hsien Wong
		Title:	Chief Executive Officer